# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary shares, nominal value (euro) 0.01 per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 05/07/2025
Filed by CIK 0001699737
Persons authorized to receive notices and communications: Abrar Hussain, Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, California (CA), 94301, (650) 285-4270

## Reporting persons
- Samsara BioCapital, L.P. (CIK 0001699737): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 8,161,942; sole dispositive power 0; shared dispositive power 8,161,942; aggregate amount beneficially owned 8,161,942 (5.9% of the class)
  Comment: Note: There is no CUSIP number assigned to the Ordinary Shares. The CUSIP Number 46124U107 has been assigned to the American Depositary Shares ("ADS") of the Issuer, which are quoted on the Nasdaq Global Market under the symbol "IVA". Each ADS represents 1 Ordinary Share.
- Samsara BioCapital GP, LLC (CIK 0001888829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,161,942; sole dispositive power 0; shared dispositive power 8,161,942; aggregate amount beneficially owned 8,161,942 (5.9% of the class)
- Srinivas Akkaraju (CIK 0001253170): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,161,942; sole dispositive power 0; shared dispositive power 8,161,942; aggregate amount beneficially owned 8,161,942 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, nominal value (euro) 0.01 per share
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Samsara BioCapital, L.P. ("Samsara LP"), Samsara BioCapital GP, LLC ("Samsara GP"), and Dr. Srinivas Akkaraju ("Dr. Akkaraju"). Samsara LP, Samsara GP and Dr. Akkaraju are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 628 Middlefield Road, Palo Alto, CA 94301.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments. Dr. Akkaraju serves as the Managing Member of Samsara GP, which is the general partner of Samsara LP.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Samsara LP and Samsara GP was organized in the state of Delaware and Dr. Akkaraju is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 11, 2024, the Issuer entered into subscription agreements (collectively, the "T1 Subscription Agreement") with certain investors (the "Investors"), including Samsara LP, pursuant to which the Issuer agreed to issue and sell to the Investors ordinary shares, nominal value (euro) 0.01 per share ("Ordinary Shares"), or in lieu thereof, pre-funded warrants to purchase Ordinary Shares (the "Pre-funded Warrants") as part of a multi-tranche private placement (the "Transaction"). The Transaction consisted of the following:

The issuance of an aggregate of 34,600,507 Ordinary Shares and 35,399,481 Pre-funded Warrants (collectively, the "T1 Securities") on October 17, 2024 (the "Initial Closing"). The subscription price for the T1 Securities was (euro) 1.35 per share and (euro) 1.34 per Pre-funded Warrant, representing the subscription price of the Ordinary Shares less the nominal value per Ordinary Share of (euro) 0.01 (the "T1 Subscription Price").

The issuance on December 13, 2024 (the "Second Closing") of an aggregate of 7,872,064 Ordinary Shares and 8,053,847 Pre-funded Warrants (collectively, the "T1bis Securities"), following the satisfaction of applicable conditions precedent, including the approval of the Issuer's shareholders at a general meeting of shareholders held on December 11, 2024 (the "General Meeting"). The subscription price for the T1bis Securities was equal to the T1 Subscription Price.

The issuance of a number of Ordinary Shares (or, in lieu of Ordinary Shares, Pre-funded Warrants) (the "T2 Securities") as determined by the Issuer's board of directors (the "Board"), to which warrants to purchase Ordinary Shares were attached (the "Performance Warrants"), subject to satisfaction of applicable conditions precedent, including the approval of the shareholders at the General Meeting. Pursuant to the T1 Subscription Agreement, upon the satisfaction of applicable conditions precedent, each Investor was obligated to purchase a number of T2 Securities pro rata to the number of T1 Securities purchased by the Investor pursuant to a second subscription agreement (collectively, the "T2 Subscription Agreement" and together with the T1 Subscription Agreement, the "Subscription Agreements"). The subscription price of the T2 Securities and associated Performance Warrants was equal to (euro) 1.35 per T2 Security and associated Performance Warrant, which was the lower of (i) the T1 Subscription Price and (ii) the volume-weighted average of the price of the Ordinary Shares on Euronext Paris during the five trading sessions preceding pricing of the T2 Securities. Each Performance Warrant is exercisable for 0.9 Ordinary Shares at an exercise price of (euro) 1.50 per Ordinary Share and only becomes exercisable upon the occurrence of a specified triggering event (or the waiver thereof). An aggregate of 42,488,883 Ordinary Shares, 43,437,036 Pre-funded Warrants and 85,925,919 Performance Warrants were issued pursuant to the T2 Subscription Agreement on May 7, 2025 (the "Third Closing").

Samsara LP purchased 1,622,069 Ordinary Shares and 3,784,827 Pre-funded Warrants in the Initial Closing for an aggregate purchase price of $7,955,293.96. Samsara LP purchased 369,042 Ordinary Shares and 861,098 Pre-funded Warrants in the Second Closing for an aggregate purchase price of $1,741,290.23. Samsara purchased 6,637,037 Ordinary Shares and 6,637,037 Performance Warrants (exercisable for an aggregate of 5,973,333 Ordinary Shares) in the Third Closing for an aggregate purchase price of $10,169,599.94. The funds used by Samsara LP to acquire the securities of the Issuer described herein were from capital contributions made by Samsara LP's general and limited partners.

The funds used by Samsara LP to acquire the securities of the Issuer described herein were from capital contributions made by Samsara LP's general and limited partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the aforementioned securities for investment purposes with the aim of increasing the value of their investments and the Issuer. Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer's business, prospects and financial condition, the market for the Issuer's securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons' ownership of the Issuer's securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time (including by means of programs adopted pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the "Act")). Each of the Reporting Persons reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.

Except as set forth in this Item 4 and Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Ordinary Shares to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of the Ordinary Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Ordinary Shares beneficially owned by them (or any Ordinary Shares into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In connection with the Transaction, the Issuer appointed Dr. Akkaraju, the Managing Member of Samsara GP, to serve as a member of the board of directors of the Issuer on December 11, 2024 following approval of the Issuer's shareholders. As a director of the Issuer, Dr. Akkaraju may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 139,151,274 Ordinary Shares outstanding as of June 30, 2025, as reported in Exhibit 99.2 attached to the Company's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on September 29, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 8,161,942 Ordinary Shares; (ii) 4,645,925 Pre-funded Warrants; and (iii) 6,637,037 Performance Warrants (exercisable for up to 5,973,333 Ordinary Shares), each directly held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and Dr. Akkaraju is the managing member of Samsara GP. Each of Samsara GP and Dr. Akkaraju possesses power to direct the voting and disposition of the securities held by Samsara LP. The Pre-funded Warrants contain a provision (the "Beneficial Ownership Blockers") which precludes exercise of the Pre-funded Warrants to the extent that, following exercise, Samsara LP, together with its affiliates and other attribution parties, would own more than 4.99% of the outstanding Ordinary Shares. The exercise of the Performance Warrants is subject to the Issuer's release of topline data announcing that any key primary endpoint or key secondary endpoint of its NATiV3, with any dosage regime tested in the trial, have been met no later than June 15, 2027 (the "Triggering Milestone"). By virtue of the Beneficial Ownership Blockers and the Triggering Milestone, the Pre-funded Warrants and Performance Warrants are currently not exercisable and the Ordinary Shares issuable upon exercise of such warrants are not considered beneficially owned as of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D set forth the number of Ordinary Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below and elsewhere in this report, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the date of the Initial Closing:

On October 3, 2025, Samsara LP sold 42,774 Ordinary Shares in open market transactions at prices ranging from $5.24 to $5.40 per share (a weighted-average price of $5.34 per share).

On October 6, 2025, Samsara LP sold 40,233 Ordinary Shares in open market transactions at prices ranging from $5.03 to $5.09 per share (a weighted-average price of $5.06 per share).

On October 7, 2025, Samsara LP sold 24,572 Ordinary Shares in open market transactions at prices ranging from $4.76 to $5.15 per share (a weighted-average price of $4.88 per share).

On October 8, 2025, Samsara LP sold 19,140 Ordinary Shares in open market transactions at prices ranging from $4.52 to $4.71 per share (a weighted-average price of $4.58 per share).

On October 9, 2025, Samsara LP sold 221,166 Ordinary Shares in open market transactions at prices ranging from $4.01 to $4.39 per share (a weighted-average price of $4.21 per share).

On October 10, 2025, Samsara LP sold 118,321 Ordinary Shares in open market transactions at prices ranging from $3.93 to $4.12 per share (a weighted-average price of $4.07 per share).

The foregoing Ordinary Shares were held by Samsara LP for the exclusive benefit of limited partners who had redeemed their respective interests in Samsara LP and in which neither Samsara GP nor Dr. Akkaraju had any economic interest.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information with respect to the Pre-funded Warrants and the Performance Warrants set forth in Item 3 and Item 5 above is incorporated herein by reference.

Equity Awards

Dr. Akkaraju is a member of the Board of Directors of the Issuer. From time to time, Dr. Akkaraju may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors.

The description of the Pre-funded Warrants set forth herein is qualified in its entirety by reference to the full text of the form of Pre-funded Warrant filed as Exhibit 99.2 and incorporated by reference herein.

The description of the Performance Warrants set forth herein is qualified in its entirety by reference to the full text of the form of Performance Warrant filed as Exhibit 99.3 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Pre-funded Warrant (incorporated by reference to Annex I-B to Exhibit 99.1 to Report of Foreign Private Issuer on Form 6-K filed by the Issuer on October 15, 2024 (File No. 1- 39374)).

Exhibit 99.3 Form of Performance Warrant (incorporated by reference to Exhibit A to Exhibit 99.1 to Report of Foreign Private Issuer on Form 6-K filed by the Issuer on May 5, 2025 (File No. 1- 39374)).

## Signatures
- Samsara BioCapital, L.P.: /s/ Srinivas Akkaraju, By Samsara BioCapital GP, LLC, its General Partner, By Srinivas Akkaraju, Managing Member (10/21/2025)
- Samsara BioCapital GP, LLC: /s/ Srinivas Akkaraju, By Srinivas Akkaraju, Managing Member (10/21/2025)
- Srinivas Akkaraju: /s/ Srinivas Akkaraju, Srinivas Akkaraju (10/21/2025)